October 10, 2012

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 4561

Attn: Stephen G. Krikorian, Accounting Branch Chief

Re:	Digital River, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 27, 2012
Form 10-Q for Fiscal Quarter Ended June 30, 2012
Filed August 7, 2012
File No. 000-24643

Dear Mr. Krikorian:

On behalf of Digital River, Inc., a Delaware corporation (the “Company”), I am writing in response to your comment letter dated September 27, 2012 (the “Comment Letter”) regarding the Company’s disclosures in its filings identified above.

RESPONSE TO STAFF COMMENTS

The Company acknowledges the Staff’s comments and respectfully submits the following responses.  The text of the Staff’s comments has been reproduced below, for your convenience.

Form 10-K for Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 33

Comment 1.  Please tell us what consideration you have given to expanding your overview section to address your strategy for managing material opportunities, challenges and risks for both the short and long term.  We note from the transcript of your conference call held on February 2, 2012 that you discussed such topics that seem to be helpful in understanding your business climate.  For example, consider discussing the slower than anticipated growth rate in consumer electronics and your expectations surrounding the impact of Windows 8.0.  The overview should identify and address those key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of the company.  Refer to Release No. 33-8350 for additional guidance.

Response 1.  We will expand the Overview section in future filings to enhance the discussion of material factors relating to the industry and business climate in which we operate and material opportunities, challenges and risks affecting our operations.

Results of Operations, page 34

Comment 2.  Please tell us what consideration you have given to providing a discussion of the underlying factors that are causing the changes between the periods.  In this regard, your discussion and analysis should explain whether the underlying factors are known trends and uncertainties that may not be evident in your discussion of the changes in your results of operations.  In this regard, we note that in your conference call held on February 2, 2012 that you provided more detail that explained the underlying trends and events being experienced by your business that are impacting your results of operation.

Response 2.  We respectfully submit that we have appropriately identified the underlying factors that caused changes between periods.  We will expand our discussion in future filings to identify, where applicable, whether the underlying factors are known trends or uncertainties that may not be evident in our discussion of the changes in our results of operations.

Liquidity and Capital Resources

Operating Activities, page 38

Comment 3.  We note that you have revised your disclosure in your Forms 10-Q to comply with comment 2 issued in our letter to you dated June 6, 2011.  Please tell us why you did not include this disclosure in your Form 10-K.

Response 3.  As noted, our Forms 10-Q include a discussion of cash and cash equivalents held by our international subsidiaries, the potential U.S. tax liability we would incur if we repatriated such earnings, and the impact on our liquidity requirements.  We addressed these matters in Note 7 to our Consolidated Financial Statements included in the Form 10-K.  The absence of such disclosure in our discussion of Liquidity and Capital Resources in the Form 10-K does not reflect a change in our assessment of the impact of such undistributed earnings on our liquidity requirements.  In future filings, we will include disclosure of the undistributed earnings of our foreign subsidiaries and the impact, if any, on our liquidity requirements in our discussion of Liquidity and Capital Resources.

Notes to the Consolidated Financial Statements

Note 1.  Nature of Operations and Summary of Significant Accounting Policies

Goodwill, page 52

Comment 4.  We note that the deterioration of your stock price prompted you to perform additional testing of goodwill for impairment at December 31, 2011.  Tell us the percentage by which the fair value of your single reporting unit exceeded the carrying value as of that date.  Disclose this percentage in future filings.  In addition, explain why you used your market capitalization value to assess for impairment on the annual assessment date and used a discounted cash flow valuation model to assess for impairment at December 31, 2011.  That is, explain why you did not use the same basis for determining your fair value in performing step one of your goodwill impairment tests for each date.

Response 4.  We perform our annual goodwill impairment test in the fourth quarter of every year and review impairment indicators (if any) quarterly in-between the annual tests.  Digital River completed the annual assessment of goodwill impairment for the year ended December 31, 2011 under Topic 350 as of October 1, 2011, based on market information from the close of the nearest business day, which was September 30, 2011.  We compared our carrying value to our market capitalization since market capitalization was viewed as a proxy for our fair value.  On September 30, 2011, Digital River’s market capitalization was $774.0 million, which exceeded our carrying value of $662.2 million by 17%.  Since market capitalization (as a proxy of our fair value) exceeded our carrying value, no detailed discounted cash flow was computed.  Historically our market capitalization has exceeded our carrying value by a significant percentage and our risk of impairment was determined to be low, thus the Company did not routinely compute a discounted cash flow analysis.

As noted in our 10-K filing for the year ended December 31, 2011, our stock price deteriorated in the fourth quarter.  This reduction in stock price drove us to perform additional qualitative and quantitative analyses — including a discounted cash flow analysis.  A discounted cash flow was completed, in lieu of using market capitalization, due to the volatility of our stock price within the quarter.  This year-end valuation supported an equity value of $983.0 million and exceeded our carrying value by 51%.  In reviewing this premium, we considered the SEC remarks made at the 2008 AICPA National Conference on SEC and PCAOB Developments related to control premiums and the objective evidence required by registrants to support their judgments.  Our computed premium was determined to be reasonable based on an analysis of premiums paid in other transactions in our internet software and services industry sector and, specifically, transactions in our sub-sector outsourced e-commerce.  These sub-sector transactions included GSI Commerce Inc. (NasdaqGS: GSIC) acquisition by eBay, Inc. and Art Technology Group Inc. (NasdaqGM: ARTG) acquisition by Oracle Corp.  Our average stock price, as of the date we filed our YE 2011 10-K and the surrounding five business days, was $17.83 and $17.97, respectively, both in excess our YE carrying value.

As the impairment of goodwill is a critical accounting estimate, Digital River will review the disclosure regarding our annual impairment test as outlined in ASC 350 and ASC 275 and incorporate additional information about our assumptions in future filings.

Revenue Recognition, page 54

Comment 5.  We note that you offer a suite of services and that you recognize a significant portion of your revenue on a revenue-share basis.  Please tell us whether your arrangements with your clients contain multiple elements.  If so, describe how you identify a deliverable and allocate the arrangement fee among those elements.  Your response should address how your accounting complies with ASC 605-25.  In addition, tell us whether you offer price concessions to your clients.  If so, explain how you conclude that your arrangement fees are fixed or determinable at the date of recognition.

Response 5.  In conjunction with adopting ASU 2009-13 on January 1, 2011, we re-evaluated whether our revenue arrangements had multiple deliverables and if these deliverables met the criteria of separate units of accounting.  Digital River’s hosted reseller arrangement does include multiple deliverables, but not all deliverables meet the criteria for separate units of accounting.  Based on these facts and circumstances, we amortize certain revenues over the term of the contractual agreement.

Approximately 75% of Digital River’s revenue is driven by hosting our client-branded, Digital River-operated online stores.  The core contract deliverables in these hosted reseller arrangements include the site set-up, the hosting of the online store and in other limited circumstances, providing customer service support.  Generally, Digital River charges fees for each of these deliverables.  Site set-up fees are charged on a per hour basis, the hosting fees are generated through a per-transaction fees based on a percentage of the product’s sale price and customer service fees are generally assessed on a per call handled basis.  Of these deliverables, only the fees generated by the hosting of the online store are material.

We have determined that although our arrangements have multiple deliverables, certain of these deliverables (site set-up fees, hosting fees) do not meet the criteria outlined under ASC 605-25-25-5 and thus, for revenue recognition purposes, are treated as one unit of accounting.  These deliverables are one unit of accounting, as the site set up deliverable only has value to the client after the site launches and commerce transactions occur.  Only Digital River can host the online store; the client cannot insource or obtain services from an alternative vendor.  Based on ASC 605-25 guidance, since these deliverables are one unit of accounting, Digital River recognizes site set up fees into revenue on a straight-line basis over the contract life.  Hosting and customer service fees are recognized into revenue as the services are completed.

Digital River executes signed contractual agreements with each of its hosted reseller clients.  Our delivery obligations and pricing, as discussed above, are outlined in these executed agreements. Our fees are fixed upon the execution of the agreement.  Historically, Digital River has rarely offered price concessions to its executed client agreements.  When offered, these concessions are approved by senior management and reviewed by our accounting department for any impact on revenue recognition associated with the specific agreement and our overall revenue recognition policies.  Based on this past practice, we have determined our fees to be fixed and determinable upon contract execution.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Note 1.  Basis of presentation, page 7

Comment 6.  Tell us how you determined that you have one reporting unit for goodwill impairment purposes in light of the different business activities in which you are involved.  In this regard, we note that beginning in the first quarter of 2012 that you began disclosing Enterprise Commerce and Support Businesses revenues separately although you had previously reported these revenues on an aggregated basis.  Your response should provide an analysis of the factors set forth in ASC 350-20-35-33 through 35-46.

Response 6. We have determined that Digital River has only one operating segment, providing outsourced ecommerce solutions, and one reporting unit, thus we test goodwill for impairment at the entity level.

Our conclusion that we are one operating segment was based on Topic 280 and the following analysis:

•                                The market categories referred to in our 2012 earnings releases as Commerce and Supporting Businesses provide detail on our revenue drivers (not profitability); these categorizations simplified prior earnings call revenue discussions (historically itemized as Software, Consumer Electronics, Games, and World Payments).

•                                As outlined in our June 6, 2011 comment letter, our chief operating decision maker (“CODM”) is our Chief Executive Officer, Joel A. Ronning.  Decisions about capital and resource allocations are determined by the CODM based on specific customer opportunities rather than by market category.  In allocating resources and assessing results, the CODM receives and reviews revenue performance information by individual customer and market category.  Although there is some level of internal discrete financial reporting prepared for various market categories, it exists only to a limited degree and does not include a measure of profit or loss by market category. Currently, we do not allocate roughly 60% of our cost structure. We have a centralized expense budget for platform development resources.  The CODM assigns resources from the central pool of resources to work on the various features and functionality.

Thus given the information and means our CODM uses to review operating performance and allocate resources, we have determined we are one operating segment.

We respectfully advise the Staff that we considered the requirements of ASC 350-20-35 through 350-20-35-38 in concluding that we operate a single reporting unit for goodwill impairment purposes based on the following analysis:

•                                Our marketing category leads do not have discrete financial information to review the operating results on their component — as noted above; currently approximately 60% of our costs are not allocated.  The primary focus of our market category leads is revenue, revenue growth, client relationships and client set up costs of the clients mapped to their market category.  Given the lack of discrete financial information, we have determined that our components are not reporting units.

•                                Our operating segment has been determined to be a single reporting unit because all its components are similar. Our outsourced e-commerce solutions provide similar services to our clients and some of our clients use our services in multiple market categories.  The nature of the internal processes we use in providing these services are similar across each of the markets we serve. The majority of our costs are aligned to support our core technology platform and thus budgeted centrally.  There is no separate research and development budget for various market categories.  Our facilities are generally not limited or dedicated to any particular market category.

Since (a) there is significant economic commonality in the services we offer to our customers, (b) there is limited reliable discrete component-level financial information available to the marketing category leads, and (c) the allocation of capital and resources is made by our CODM based on specific customer factors rather than by market category-level data, we have concluded that we have one single reporting unit for goodwill pursuant to ASC 350-20-35.

Note 4.  Investments, page 12

Comment 7.  Tell us why you continue to believe that the unrealized loss on your Auction Rate Securities is temporary.  Your response should address the increase in gross unrealized losses recognized during the six months ended June 30, 2012 and your conclusion that the loss is temporary.

Response 7.  We believe that our unrealized loss on our Auction Rate Securities (ARS) is temporary.  In due time, we expect to liquidate these securities at par.  Since ARS markets ceased in 2008, we have liquidated $45.0 million or 41% of our total ARS portfolio.  All of these transactions occurred at par, so no losses have been recognized. We continue to believe that we will be able to liquidate at par over time either through maturity or settlement. We do not intend to sell the investments prior to recovery of their amortized cost basis nor do we believe it is more likely than not we may be required to sell the investments prior to recovery of their amortized cost basis.  Evidence of our intent includes long term cash flow forecasts that detail sufficient cash flow to fund operations, anticipated access to capital markets, and the favorable investment returns our ARS generate.  Accordingly, we treat the fair value decline as temporary.

The increase in our gross unrealized losses of $7.7 million from December 31, 2011 to June 30, 2012, was driven primarily by a credit rating downgrade of six of our fourteen securities from AAA to below AAA.  Credit ratings are a component of our fair market valuation methodology.  As such, the rating downgrades drove an increased unrealized loss position.  In reviewing these securities, we evaluated the reasons a rating agency downgraded each security, changes in the security itself, and creditworthiness of the issuer.  Our review determined that these credit downgrades appear to be driven by a new S&P rating methodology and not as a result of any changes in the individual securities or the institutions that issued the securities.  The new S&P methodology requires ‘AAA’ rated securities to be evaluated based on their dependence on the US Government support (currently rated ‘AA+’ by S&P) and the analysis of the application of a stress test on that government support.  Since the downgrade, we have continued to experience redemptions at par and have received unsolicited third party offers for these securities at values higher than our modeled values.

* * * * *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments concerning this response letter to me at (612) 260-3050.

Sincerely,

DIGITAL RIVER, INC.

		By:	/s/ Kevin L. Crudden
Kevin L. Crudden, Esq.
Vice President and General Counsel

cc:	Tamara Tangen, Securities and Exchange Commission
Thomas M. Donnelly, President, Digital River, Inc.
Stefan B. Schulz, Chief Financial Officer, Digital River, Inc.